--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                               For June 21, 2000

                                 AERCO LIMITED
                              22 Grenville Street
                                   St. Helier
                                 Jersey JE4 8PX
                                Channel Islands
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                       Form 20-F  X          Form 40-F  _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes   _           No X

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     AerCo Limited intends to commence a securitization of an additional 30 aircraft to be acquired from AerFi Group plc. Simultaneously with the securitization, AerCo also intends to refinance its currently outstanding subclass A-1 notes.

     In connection with the securitization and refinancing, AerCo plans to issue four subclasses of notes (the "New Notes"). The New Notes will be offered to qualified institutional buyers in the United States under Rule 144A and outside the United States under Regulation S. Under the indenture under which AerCo's outstanding notes issued on July 15, 1998 (the "1998 Notes") were issued (the "Indenture"), AerCo may only issue New Notes if it receives confirmation from the rating agencies that the issuance of New Notes will not result in the lowering or withdrawal by them of their current ratings of any subclass of 1998 Notes. This report has been prepared solely for information purposes and is not an offer to buy or sell, or a solicitation of an offer to buy or sell, any security or instrument or to participate in any trading strategy.


     The information contained in Exhibit 1 to this report reflects only a preliminary structure for the New Notes and is provided to noteholders solely as an indication of AerCo's current intentions. Noteholders should note that it is possible that AerCo may not consummate the securitization or refinancing and that if it does, the New Notes and the revised assumptions may differ significantly from what AerCo currently intends. If AerCo revises the relevant information significantly, it intends to issue another report containing the revised information. In any event, upon consummation of the securitization and refinancing, AerCo intends to issue a report containing the relevant information in definitive form.

     A substantial number of the additional aircraft will not be delivered by AerFi to AerCo until after the closing date. AerCo's obligation to purchase any additional aircraft will terminate on July 16, 2001 if the aircraft cannot be delivered by that date or under certain other circumstances. Exhibit 1 to this report describes the purchase agreement AerCo intends to enter into with AerFi and other arrangements relating to the acquisition of the additional aircraft. AerCo's enlarged portfolio, including the 30 additional aircraft and related leases, will support its obligations under both the 1998 Notes and the New Notes. In connection with the securitization, AerCo has obtained new appraisals as of April 30, 2000 for each aircraft in the enlarged portfolio. With immediate effect AerCo will use the relevant new appraisals to calculate the "Adjusted Base Value" of each of the 33 aircraft that it currently owns for all purposes under the Indenture, regardless of whether it consummates the securitization. Attached as Exhibit 2 is a description of AerCo's enlarged portfolio, assuming that it acquires the 30 additional aircraft and containing the new appraisals.

     In connection with the securitization, AerFi will replace Babcock & Brown as servicer of the aircraft and debis Airfinance B.V. will act as standby servicer, cash manager and administrative agent. Exhibit 7 provides information regarding these arrangements. Exhibits 8 and 9 provide current financial information for AerCo and its subsidiaries and the 30 additional aircraft AerCo intends to acquire. In connection with the securitization and refinancing, AerCo has revised its assumptions about its performance in future years. Attached as
Exhibit 3 are the new assumptions, based upon the enlarged AerCo portfolio. Based on the new assumptions, the tables showing possible future revenue scenarios or stresses that AerCo previously disclosed for the 1998 Notes would also change. Included in Exhibit 1 are new stress tables for the 1998 Notes (other than the subclass A-1 notes, which are assumed to be refinanced). Also under the new assumptions and with the enlarged portfolio, AerCo's assumed monthly lease rentals and assumed portfolio values would change. These are attached as Exhibits 4 and 5. The new assumptions and stress tables do not affect the payment terms of the 1998 Notes, but merely represent a revised illustration of the effects of factors that are likely to significantly affect AerCo's performance in future years.

     Upon consummation of the securitization and refinancing, in accordance with
Section 3.11 of the Indenture, each of the Class Percentages (as defined in the Indenture) for MSAF's class A notes, class B and class C notes shall be adjusted to take into account the acquisition of the 30 additional aircraft, as determined by AerCo's directors.

     In accordance with Section 3.11 of the Indenture, no Pool Factor or Extended Pool Factor (as defined in the Indenture) for any subclass of the 1998 Notes may be adjusted.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

                                          AERCO LIMITED

Date: June 21, 2000
                                          By: /s/ ADRIAN ROBINSON
                                            ------------------------------------
                                            Director

                                 EXHIBIT INDEX

Exhibit 1.....................................  Summary of the New Notes
Exhibit 2.....................................  AerCo's Portfolio
Exhibit 3.....................................  AerCo's Performance Assumptions
Exhibit 4.....................................  Monthly Lease Rentals
Exhibit 5.....................................  Assumed Portfolio Values
Exhibit 6.....................................  Transaction Summary and Certain Risks
Exhibit 7.....................................  Servicing Arrangements
Exhibit 8.....................................  Management's Discussion and Analysis of Financial
                                                Condition, and Results of Operations
Exhibit 9.....................................  Financial Statements

                                        3